Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following transcript is for a video made available to employees of Baker Hughes Incorporated:

MC = Martin Craighead

MC:	00:00:21:6 Hello, everyone. We continue to make good progress towards combining Baker Hughes and GE Oil & Gas. As I’m sure you’ve seen, many of the global regulatory agencies have successfully completed their investigations, and we’re scheduled to hold our shareholder vote later this week. As such, the launch of Baker Hughes, a GE Company, will soon be a reality. As we move towards closing this momentous transaction, I couldn’t help but reflect on this great company of ours, how much it’s been a part of my life and my family’s lives, and what a tremendous future is in store for it, and all of you, in its new form.

I remember my first day reporting for work at the former BJ Hughes Building, which at that time, was a division within Hughes Tool Company. Walking through those doors in 1982, I could never have imagined what the ensuing three-plus decades held in store. I do remember the utter shock, emotion, and confusion, of joining a company on the very day it was going through a sizable workforce reduction, and to some degree, that first day experience calibrated me to understand the tough nature of the oil and gas business, and the human toll such a volatile industry can wield.

I’ve been so incredibly fortunate to hold a variety of roles in far-flung locations throughout my career. I met my wife during my time in Canada, and one of my daughters was born in Venezuela. My time in Asia, one of the more remote and challenging areas within our global footprint, left me with a huge appreciation for how self-sufficient, strong, and competent, our people are. Without a doubt, the people I’ve met and gotten to know along the way are, by far, what I am most grateful for during my time here.

Baker Hughes is a company built on the foundation of generations of loyal, hardworking people, which has instilled a culture that is both rare and enviable. One that respects people and celebrates diversity, be it ethnic, religious, gender, or different perspectives. It’s a company with a meaningful purpose that gets up every morning, all around the world, working to make it a better place, improve people’s lives, and be the very best in the eyes of all who come into contact with us.

It’s always been my intention to ensure Baker Hughes earns its rightful place in the world, as we are a company that strives to stand for everything that’s right, and more importantly, has the courage to stand up against what’s not. I’ve seen so many of you hire on here, grow here, succeed here, and stumble here, and learn from those experiences to achieve even more success. I’ve seen you get married here, raise a family here, and just like my first day, I’ve seen you go through some tough times and celebrate the good times. I want you to know, being CEO of such a magnificent company is truly a humbling experience.

As I transition to my role as Vice Chairman, and turn over CEO responsibilities to Lorenzo, I am so excited about the next phase of this company. We are bringing together, two great franchises with deep histories, deep talent, and very similar value-driven cultures, as well as very diverse businesses which will provide for a significantly greater size and scope, going forward. Lorenzo is a highly skilled and thoughtful executive, who is the perfect leader for the new Baker Hughes. The strong leadership team that’s been amassed, the powerful and unique portfolio this combination provides, and the great opportunities it creates for you, our customers and shareholders, however, doesn’t necessarily make the emotions I’m experiencing now any easier to overcome.

You’re a company of people that I admire and love. I’m grateful for your loyalty and support throughout my time here. Please know that there will be no greater cheerleader rooting all of you on as you begin a new journey, one brighter, and more opportunity-laden than ever before. To each of you, I offer my heartfelt thanks and best wishes.

00:05:22:7 (end of audio)

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy

Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.